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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ELASTIC NETWORKS INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   284159 10 0
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages
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CUSIP No.284159 10 0                Schedule 13G               Page 2 of 6 Pages



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                          Nortel Networks Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
--------------------------------------------------------------------------------
   Number of        5    SOLE VOTING POWER

     Shares                                14,435,845
                 ---------------------------------------------------------------
  Beneficially      6    SHARED VOTING POWER

    Owned by                                   0
                 ---------------------------------------------------------------
      Each          7    SOLE DISPOSITIVE POWER

   Reporting                               14,435,845
                 ---------------------------------------------------------------
  Person With       8    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   14,435,845
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      46.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No.284159 10 0                Schedule 13G               Page 3 of 6 Pages



ITEM 1.

     (a)  Name of Issuer:
          --------------

          Elastic Networks Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          6120 Windword Parkway, Suite 100
          Alpharetta, Georgia, 30005


ITEM 2.

     (a)  Name of Person Filing:
          ---------------------

          Nortel Networks Corporation

     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          Nortel Networks Corporation
          100-8200 Dixie Road
          Brampton, ON  L6T 5P6

          Attention: Corporate Secretary

     (c)  Citizenship:
          -----------

          Nortel Networks Canada is a Canadian corporation

     (d)  Title of Class of Securities:
          ----------------------------

          Common Stock, $0.001 par value

     (e)  CUSIP No.:
          ---------

          284159 10 0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Not Applicable.


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CUSIP No.284159 10 0                Schedule 13G               Page 4 of 6 Pages



ITEM 4. OWNERSHIP

     (a)  Amount Beneficially Owned:
          -------------------------

          14,435,845*

     (b)  Percent of Class:
          ----------------

          46.0%

     (c)  Number of shares as to which the person has:
          -------------------------------------------

          (i)   sole power to vote or to direct the vote:

                14,435,845

          (ii)  shared power to vote or to direct the vote:

                0

          (iii) sole power to dispose or to direct the disposition of:

                14,435,845

          (iv)  shared power to dispose or to direct the disposition of:

                0

* The 14,435,845 shares beneficially owned by Nortel Networks Corporation consist of 14,384,615 shares of common stock of Elastic Networks Inc. ("Elastic") and 51,230 shares of common stock of Elastic that are issuable pursuant to the exercise of one warrant of Elastic. The common stock and the warrant are held by Nortel Networks Inc., a wholly owned subsidiary of Nortel Networks Limited, which in turn is a wholly owned subsidiary of Nortel Networks Corporation.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.


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CUSIP No.284159 10 0                Schedule 13G               Page 5 of 6 Pages



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.


ITEM 10. CERTIFICATION

     Not applicable.



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CUSIP No.284159 10 0                Schedule 13G               Page 6 of 6 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2001                NORTEL NETWORKS CORPORATION



                                        By:  /s/ DOUGLAS BEATTY
                                            ------------------------------------
                                                 Douglas Beatty
                                                 Controller



                                        By:  /s/ DEBORAH J. NOBLE
                                            ------------------------------------
                                                 Deborah J. Noble
                                                 Corporate Secretary